Exhibit 4.3.1

ADDENDUM NO. 1 TO

WARRANT FOR THE PURCHASE OF

COMMON STOCK

December 28, 2021

This Addendum modifies the terms of the Warrant granted by Corphousing, LLC, a Delaware limited liability company (“Company”), to EBOL Holdings LLC for the purchase of up to $500,000 of the shares of the Company’s common stock, based on the per-unit offering price in the Company’s initial public offering of its common stock (“IPO”). Notwithstanding anything to the contrary, the Warrant shall be issuable and become exercisable only upon successful completion of an initial public offering (“IPO”). If no IPO is completed, the Warrant shall not be issued or deemed exercisable in any regard or manner.

CORPHOUSING LLC

By:	/s/ Shanoop Kothari
Title:	CFO

EBOL HOLDINGS LLC

By:	/s/ Edward Rogers
Title:	Manager

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